SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # _____)*

  Aegerion Pharmaceuticals, Inc.

(Name of Issuer)

             Common Stock, par value $0.001 per share

(Title of Class of Securities)

     00767E102

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                    October 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 00767E102

13D

Page 2 of 17 pages

1.	Names of Reporting Persons. Alta BioPharma Partners III, L.P.
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,455,167 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,455,167 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,455,167 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (b)
14.	Type of Reporting Person PN

(a) Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Aegerion Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Jean Deleage (“Deleage”), Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Alison Kiley, a director of the Issuer, is a member of ABMIII and may be deemed to share investment power over the securities of the Issuer held by ABPIII.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 3 of 17 pages

1.	Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 164,882 (c)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 164,882 (c)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,882 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (b)
14.	Type of Reporting Person PN

(c) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over these shares of Common Stock, except that ABMIII, as the managing limited partner of ABPIIIKG, and Deleage, Champsi, Penhoet, and Hurwitz, as directors of ABMIII, and Kiley, as a member of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 4 of 17 pages

1.	Names of Reporting Persons. Alta BioPharma Management III, LLC
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,620,049 (d)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,620,049 (d)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,620,049 (d)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (b)
14.	Type of Reporting Person OO

(d) ABMIII is the general partner of ABPIII and the managing limited partner of ABPIIIKG and shares voting and dispositive power over the shares of Common Stock held by those entities.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 5 of 17 pages

1.	Names of Reporting Persons. Alta Embarcadero BioPharma Partners III, LLC
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 60,502 (e)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 60,502 (e)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,502 (e)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (b)
14.	Type of Reporting Person OO

(e) Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over these shares of Common Stock, except that Deleage, Champsi, Penhoet, and Hurwitz, as managers of AEBPIII, and Kiley, as a member of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 6 of 17 pages

1.	Names of Reporting Persons. Farah Champsi
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,680,551 (f)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,680,551 (f)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,680,551 (f)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% (b)
14.	Type of Reporting Person IN

(f) Champsi is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII.  Champsi  disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 7 of 17 pages

1.	Names of Reporting Persons. Jean Deleage
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,680,551 (g)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,680,551 (g)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,680,551 (g)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% (b)
14.	Type of Reporting Person IN

(g) Deleage is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Deleage disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 8 of 17 pages

1.	Names of Reporting Persons. Edward Penhoet
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,680,551 (h)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,680,551 (h)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,680,551 (h)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% (b)
14.	Type of Reporting Person IN

(h) Penhoet is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Penhoet  disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 9 of 17 pages

1.	Names of Reporting Persons. Edward Hurwitz
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,680,551 (i)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,680,551 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,680,551 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% (b)
14.	Type of Reporting Person IN

(i) Hurwitz is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Hurwitz  disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 10 of 17 pages

1.	Names of Reporting Persons. Alison Kiley
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,680,551 (j)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,680,551 (j)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,680,551 (j)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% (b)
14.	Type of Reporting Person IN

(j) Kiley is a director of the Issuer and a member of ABMIII.  She may be deemed to share voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII with the directors of ABMIII.  Kiley disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP # 00767E102

13D

Page 11 of 17 pages

Item 1.

Security and Issuer.

This title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Aegerion Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1140 Route 22 East, Suite 304, Bridgewater, NJ 08807. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.

Identity and Background.

(a)

This Statement is being filed by (i) Alta BioPharma Partners III, L.P., a Delaware limited partnership (“ABPIII”), (ii) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, a German limited partnership (“ABPIIIKG”), (iii) Alta BioPharma Management III, LLC, a Delaware limited liability company (“ABMIII”), (iv) Alta Embarcadero BioPharma Partners III, LLC, a California limited liability company (“AEBPIII,” and together with ABPIII and ABPIIIKG, the “Purchasers”), (v) Farah Champsi, Jean Deleage, Edward Penhoet, and Edward Hurwitz (collectively referred to as the “Directors”), the Directors of ABMIII and the managers of AEBPIII and (vi) Alison Kiley, a director of the Issuer and a member of ABMIII.  The Purchasers, ABMIII, the Directors and Ms. Kiley are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)

The principal executive offices of ABPIII, ABPIIIKG, AEBPIII and ABMIII, and the business address of each of the Directors and Ms. Kiley, are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)

The principal business of ABPIII, ABPIIIKG and AEBPIII is making venture capital investments.  ABMIII’s principal business is acting as general partner of ABPIII and managing limited partner of ABPIIIKG.  Each of the Directors’ principal business is acting as a director of ABMIII and as manager of AEBPIII.  Ms. Kiley’s principal business is acting as a member of ABMIII and director of the Issuer.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

Each of the Directors and Ms. Kiley is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

On December 15, 2005, ABPIII purchased 2,806,991 shares of Series A Convertible Preferred Stock (“Series A Shares”), ABPIIIKG purchased 188,514 Series A Shares and AEBPIII purchased 69,176 Series A Shares.  The aggregate purchase price of the Series A Shares was $5,700,000. ABPIII, ABPIIIKG and AEBPIII received the funds used to purchase the Series A Shares from capital contributions made to ABPIII, ABPIIIKG, and AEBPIII by its partners and members for investment purposes. Upon the closing of the Issuer’s initial public offering on October 27, 2010 (the “IPO Closing”), each of the Series A Shares, plus accrued dividends thereon, automatically converted into 0.38701117412 shares of Common Stock in accordance with the terms of the Issuer's Third Amended and Restated Certificate of Incorporation.   ABPIII acquired 1,086,336 shares of Common Stock upon the conversion of its Series A Shares, ABPIIIKG acquired 72,957 shares of Common Stock upon the conversion of its Series A Shares, and AEBPIII acquired 26,771 shares of Common Stock upon the conversion of its Series A Shares.

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13D

Page 12 of 17 pages

On November 9, 2007, ABPIII purchased 621,923 shares of Series B Convertible Preferred Stock (“Series B Shares”), ABPIIIKG purchased 41,768 Series B Shares and AEBPIII purchased 15,327 Series B Shares.  The aggregate purchase price of the Series B Shares was $3,137,063.16. ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase the Series B Shares from capital contributions made to ABPIII, ABPIIIKG, and AEBPII by its partners and members for investment purposes. Upon the IPO Closing, each of the Series B Shares, plus accrued dividends thereon, automatically converted into 0.61027657931 shares of Common Stock in accordance with the terms of the Issuer's Third Amended and Restated Certificate of Incorporation. ABPIII acquired 379,545 shares of Common Stock upon the conversion of its Series B Shares, ABPIIIKG acquired 25,490 shares of Common Stock upon the conversion of its Series B Shares, and AEBPIII acquired 9,353 shares of Common Stock upon the conversion of its Series B Shares.

On September 2, 2008, December 11, 2008, July 2, 2009, January 28, 2010, June 14, 2010, August 13, 2010 and October 1, 2010, ABPIII purchased senior secured convertible promissory notes of the Issuer (the “Notes”) in the aggregate principal amount of $4,823,353.04, ABPIIIKG purchased Notes in the aggregate principal amount of $323,930.29 and AEBPIII purchased Notes in the aggregate principal amount of $118,867.78.  ABPIII, ABPIIIKG and AEBPIII received the funds used for these purchases of the Notes from capital contributions made to ABPIII, ABPIIIKG, and AEBPII by its partners and members for investment purposes. Upon the IPO Closing, the outstanding principal and accrued but unpaid interest amounts on the Notes automatically converted into shares of Common Stock of the Issuer at a conversion price equal to 80% of the initial public offering price per share in accordance with the terms of the Notes.  The public offering price was $9.50 per share, and as a result the conversion price of the Notes was $7.60 per share. ABPIII acquired 700,050 shares of Common Stock upon the conversion of its Notes, ABPIIIKG acquired 47,010 shares of Common Stock upon the conversion of its Notes, and AEBPIII acquired 17,250 shares of Common Stock upon the conversion of its Notes.

At the IPO Closing, ABPIII also purchased 289,236 shares of Common Stock, ABPIIIKG purchased 19,425 shares of Common Stock, and AEBPIII purchased 7,128 shares of Common Stock.  All purchases were made at the initial public offering price of $9.50 per share, for an aggregate purchase price of $2,999,995.50.  ABPIII, ABPIIIKG, and AEBPIII received the funds used for these purchases of shares of Common Stock from capital contributions made to ABPIII, ABPIIIKG, and AEBPII by its partners and members for investment purposes.

Item 4.

Purpose of Transaction.

ABPIII, ABPIIIKG and AEBPIII purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.

Interest in Securities of the Issuer.

(a)

As of October 27, 2010, ABPIII directly held 2,455,167 shares of Common Stock, ABPIIIKG directly held 164,882 shares of Common Stock, and AEBPIII directly held 60,502 shares of Common Stock, representing 14%, 0.9% and 0.3%, respectively, of the Issuer’s outstanding Common Stock as of such date.  As the general partner of ABPIII and the managing limited partner of ABPIIIKG, ABMIII beneficially owned an aggregate of 2,620,049 shares of Common Stock, representing 14.9% of the Issuer’s Common Stock outstanding as of such date. Each of the Directors and Ms. Kiley beneficially owned 2,680,551 shares of Common Stock, representing 15.2% of the Issuer’s outstanding Common Stock as of such date.  The percentages set forth in this Item 5 are calculated based upon 17,603,236 shares of the Issuer’s Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

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Page 13 of 17 pages

(b)

ABPIII has sole voting and dispositive control over 2,455,167 shares of Common Stock.  ABPIIIKG has sole voting and dispositive control over 164,882 shares of Common Stock.  AEBPIII has sole voting and dispositive control over 60,502 shares of Common Stock.  None of the other Reporting Persons owns any securities of the Issuer directly. ABMIII, as the general partner of ABPIII and managing limited partner of ABPIIIKG, shares the power to direct the voting and disposition of the 2,455,167 shares of Common Stock held directly by ABPIII and 164,882 shares of Common Stock held directly by ABPIIIKG and may be deemed to beneficially own the shares of Common Stock held by such entities. By virtue of their positions as directors of ABMIII and managers of AEBPIII, each Director shares the power to direct the disposition and vote of the 2,455,167 shares of Common Stock held directly by ABPIII, the 164,882 shares of Common Stock held directly by ABPIIIKG and the 60,502 shares of Common Stock held directly by AEBPIII and may be deemed to beneficially own the shares of Common Stock held by such entities. By virtue of her position as a member of ABMIII, Ms. Kiley may be deemed to share the power to direct the disposition and vote of the 2,455,167 shares of Common Stock held directly by ABPIII, the 164,882 shares of Common Stock held directly by ABPIIIKG and the 60,502 shares of Common Stock held directly by AEBPIII and may be deemed to beneficially own the shares of Common Stock held by such entities.  Each of the Directors and Ms. Kiley disclaims beneficial ownership of all such shares of Common Stock held by the foregoing funds, except to the extent of his or her proportionate pecuniary interest therein.

(c)

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

The Purchasers and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated November 9, 2007 (the “Investor Rights Agreement”) with the Issuer.  Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Subject to certain conditions, if the Issuer receives a written request from Holders of Registrable Securities holding at least a majority of the Registrable Securities then outstanding (the “Initiating Holders”) that the Issuer file a registration statement (a “Demand Registration”) under the Securities Act covering the registration of the Registrable Securities then held by such Holders, then the Issuer shall, within 180 days of the receipt thereof, and subject to specified conditions and limitations, use its best efforts to effect the registration under the Securities Act of all Registrable Securities that all holders request to be registered.

The Issuer shall not be required to effect such a registration:

•

after the Issuer has effected one such demand registration;

•

after the effective date of a registration statement filed by the Issuer covering a firm commitment underwritten public offering and prior to the later to occur of the completion of the period of distribution for such offering or 90 days after the effective date of such registration statement; or

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13D

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•

if the Issuer’s board of directors reasonably determines, upon the advice of counsel, that registration of the Registrable Securities would interfere with any material, non-public transaction involving the Issuer, in which case the Issuer may defer the filing of the registration statement for up to 90 days (but may not exercise this deferral right more than once in any 12-month period).

Piggyback Registration Rights

Except with respect to an initial public offering of the Issuer’s securities or registration statements on Forms S-4 and S-8, the Holders also have piggyback registration rights under the Investor Rights Agreement. Under these provisions, if the Issuer registers any securities for public sale, these Holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to priority rights of stockholders having demand registration rights in any demand registration.

Form S-3 Registration Rights

If the Issuer is eligible to file a registration statement on Form S-3, the Holders of Registrable Securities have the right, on one or more occasions, to request registration on Form S-3 of the sale of Registrable Securities held by such Holder, provided that such securities are anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $2,500,000. The Issuer has the ability to delay the filing of such registration statement under specified conditions, including if the Issuer’s Board of Directors reasonably determines that the registration of the Registrable Securities would interfere with any material, non-public transaction involving the Issuer.  Such postponement cannot exceed 90 days during any 12-month period.  The Issuer is not obligated to effect more than one registration of Registrable Securities on Form S-3 in any 12-month period.

Expenses of Registration

Under the Investor Rights Agreement, subject to certain conditions, exceptions and limitations, the Issuer is required to pay all registration expenses, other than underwriting discounts and commissions, related to any demand, piggyback or Form S-3 registration, including reasonable attorneys' fees and disbursements of one counsel for the Holders of Registrable Securities in an amount not to exceed an aggregate of $35,000.  All underwriting discounts and commissions in connection with any demand, piggyback or Form S-3 registration shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Issuer (except to the extent the Issuer shall be a seller) as they may agree.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:

•

with respect to any Holder of not more than 100,000 Registrable Securities, the date such stockholder is able to dispose of all its Registrable Securities in any 90-day period pursuant to Rule 144 under the Securities Act; or

•

October 27, 2015, which is the fifth anniversary of the closing of the Issuer’s initial public offering.

CUSIP # 00767E102

13D

Page 15 of 17 pages

Lock-up Agreement

The Purchasers and Ms. Kiley, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Leerink Swann LLC and Lazard Capital Markets LLC for a period of 180 days after October 22, 2010 (such period, the “Lock-up Period”).

In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in either case the expiration of the Lock-up Period will be extended until the expiration of the 180-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event.

The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

Exhibit B:

Amended and Restated Investor Rights Agreement by and among the Issuer and the investors identified on the signature pages thereto, dated as of November 9, 2007, incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-168721), filed with the SEC on August 10, 2010.

Exhibit C:

Form of Lock-up Agreement, incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-168721), filed with the SEC on October 7, 2010.

CUSIP # 00767E102

13D

Page 16 of 17 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2010

ALTA BIOPHARMA PARTNERS III, L.P.

     ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:                 /s/ Jean Deleage

By:                 /s/ Jean Deleage

     Jean Deleage, Director

     Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:                 /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:                 /s/ Jean Deleage

                Jean Deleage, Director

                  /s/ Jean Deleage

                  /s/ Farah Champsi

                  /s/ Alison Kiley

                  /s/ Edward Penhoet

                  /s/ Edward Hurwitz

CUSIP # 00767E102

13D

Page 17 of 17 pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: November 8, 2010

ALTA BIOPHARMA PARTNERS III, L.P.

     ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:                 /s/ Jean Deleage

By:                 /s/ Jean Deleage

     Jean Deleage, Director

     Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:                 /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:                 /s/ Jean Deleage

                Jean Deleage, Director

                  /s/ Jean Deleage

                  /s/ Farah Champsi

                  /s/ Alison Kiley

                  /s/ Edward Penhoet

                  /s/ Edward Hurwitz